Exhibit 99.1

TOWER SEMICONDUCTOR LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 10, 2015

Notice is hereby given that the Annual General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel, on  Thursday, September  10, 2015, at 10:00 a.m. (Israel time) for the following purposes:

1.	To elect five members to the Board of Directors of the Company for the coming year.

2.	To appoint Mr. Amir Elstein as the Chairman of the Board of Directors.

3.
To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2015 and for the period commencing January 1, 2016 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

4.	To receive the board and management's report on the business of the Company for the year ended December 31, 2014, and to transact such other business as may properly come before the Meeting.

Shareholders of record at the close of business on August 11, 2015, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, send such certificate along with a duly executed proxy to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel, up to six hours before the time set for the Meeting, or vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors, Amir Elstein Chairman of the Board August 6, 2015

PROXY STATEMENT

TOWER SEMICONDUCTOR LTD.
Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 10, 2015

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, September 10, 2015, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on August 11, 2015.

As of July 31, 2015, we had outstanding 77,140,297 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 15.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about August 12, 2015. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the this Proxy Statement and accompanying Notice of Meeting, a shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. Alternatively, shareholders who hold the Company's ordinary shares through a TASE member may vote electronically via the electronic voting system of the Israel Securities Authority (the "Electronic System") after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting. We are not aware of any other matters to be presented at the Meeting other than the proposals set forth in this Proxy Statement and the accompanying Notice of Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to September 17, 2015 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Each of Proposals to be presented at the Meeting requires the affirmative vote of shareholders present in person, by proxy or voting via the Electronic System, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

PRINCIPAL SHAREHOLDERS

The following information, as of July 31, 2015, concerns the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 77,140,297 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders' agreement pursuant to which they may be able to exercise limited control over certain matters requiring shareholder approval.

Based on Schedule 13D filed with the SEC by Kirby Enterprises, Inc., (“Kirby”), Kirby holds approximately 8.3 million Ordinary Shares.  Such  holdings of Kirby represent 10.8% of the beneficial ownership of all Ordinary Shares and all securities that Kirby has a right to purchase within 60 days assuming that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

In addition, the holdings of Kirby represent 8.1% of the Ordinary Shares of the Company on a fully diluted basis, assuming that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

Based on information provided by Rima Senvest Management, LLC, Rima Senvest Management, LLC holds approximately 5.1 million Ordinary Shares and approximately 32 thousand Ordinary Shares issuable upon conversion of our debentures Series F.

The holdings of Rima Senvest Management, LLC,  represent 6.6% of the beneficial ownership of all Ordinary Shares and all securities that Rima Senvest Management, LLC,  has a right to purchase within 60 days assuming that no other exercisable or convertible securities held by other shareholders has been exercised or converted into Ordinary Shares of the Company.

In addition, the holdings of Rima Senvest Management, LLC,  represent 4.9% of the Ordinary Shares of the Company on a fully diluted basis, assuming that all currently outstanding securities to purchase Ordinary Shares, other than those which cannot be calculated as of the date of this proxy statement, have been exercised by all holders.

Pursuant to the Israeli Companies Law, 1999 and regulations promulgated thereunder (the "Companies Law"), the Company is required to present information regarding officers’ compensation. Alternatively, the Company may incorporate such information in its proxy statement by reference to its reports filed under the laws of a country in which its securities are registered for trading if such reports include the said information in the manner prescribed under the Companies Law. Accordingly, the said information is incorporated herein by reference to the Company's annual report for the year ended December 31, 2014 as filed on Form 20-F.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors is currently comprised of seven members, five of whom are elected to the Board of Directors until our next annual meeting and two of whom are External Directors who are appointed by our shareholders for fixed terms pursuant to the Israeli Companies Law. The Board of Directors has nominated the five directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named as proxies in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

Amir Elstein was appointed as Chairman of the Board in January 2009.  Mr. Elstein serves as Director in the Board of Directors of Teva Pharmaceutical Industries Ltd. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013. Mr. Elstein serves as Chairman of the Israel Democracy Institute, and as Chairman of the Board of Governors of the Jerusalem College of Engineering. He also serves as chairman/member of the board of several academic, scientific and educational, social and cultural institutions. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the CEO, overseeing Global Pharmaceutical Resources. Prior thereto, he was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel.  Mr. Elstein received his B.Sc. in physics and mathematics from the Hebrew University in 1980 and his M.Sc. in the Solid State Physics Department of Applied Physics from the Hebrew University in 1982. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University.

Kalman Kaufman has served as a director and as a member of our Stock Option and Compensation Committee from May 2008 until February 2013 and as chairman from February 2011 until February 2013. Mr. Kaufman has served as a member of our Audit Committee from August 2005.  Mr. Kaufman also served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Medasense and Invisia, and serves as a director in Jordan Valley Semiconductors, Optimal Test and is a member of the management board of the Kinneret College.  He holds engineering degrees from the Technion - Israel Institute of Technology.

 Dana Gross has served as an independent director since November 2008, as a member of the Compensation Committee since February 2013 and has served as a director on the board of Jazz Semiconductor, Inc., our wholly owned subsidiary, since March 2009.  Mrs. Gross was the CEO of Btendo, a start-up company that developed MEMS based PICO projection solutions, until it was acquired by ST Microelectronic in 2012.  In 2008, Mrs. Gross joined Carmel Ventures, a leading Israeli Venture Capital firm as a Venture Partner. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP World Wide Sales, President of M-Systems Inc. (US Subsidiary) and CFO, VP Finance and Administration.  In addition, Mrs. Gross served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. in industrial engineering from Tel-Aviv University and an M.A. in business administration from San Jose State University.

Rami Guzman has served as a director since February 2009 and has served as a member of our Audit Committee since August 2011.  Mr. Guzman is a director in Bank Leumi, a member of professional committees in the Israel Credit Insurance Companyu and the Israel Infrastructure Fund, and consultant and advisor to to technology based companies. Mr. Guzman held various senior positions at Motorola Inc. and Motorola Israel Ltd. since 1985, including VP of Motorola Inc. and Director of Motorola Israel Ltd. In addition, until July 2004, Mr. Guzman was the CFO of Motorola Israel Ltd. Prior to joining Motorola, Mr. Guzman worked for the Ministry of Finance first as senior assistant and deputy to the Director of the Budget and then as Government-wide MIS and IT Commissioner. Mr. Guzman holds a B.A. in economics (1963) and an M.A. in business and public administration (1969) from the Hebrew University of Jerusalem. He was a Research Fellow at Stanford University and Stanford Research Institute, California, USA, and completed Ph.D. studies at the Hebrew University of Jerusalem.

Sagi Kabla has served as a director since December 2013. Mr. Kabla is serving as Senior Director of Business Development, Strategy and IR of Israel Corporation, which has been a major shareholder of the Company from 1993 until 2013, and has been with Israel Corp since March 2011. He previously held several advisory and corporate finance executive positions in Israeli based branches of international firms. Mr. Kabla led various advisory and corporate finance activities in the technology, energy and natural resources industries. Mr. Kabla holds an MBA (Finance) from COMAS, B.A. degree in Economics and Accounting from Bar-Ilan University and is a qualified as a CPA (Isr.).

Mr. Amir Elstein, Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman,  and Mr. Sagi Kabla will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on August 11, 2011 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED that Mr. Amir Elstein,  Mr. Kalman Kaufman, Ms. Dana Gross, Mr. Rami Guzman and Mr. Sagi Kabla are hereby elected to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders or until their respective successors are duly elected."

The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

PROPOSAL NO. 2

PROPOSAL TO REAPPOINT MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS

Pursuant to a provision of the Company's Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors nominated Mr. Amir Elstein to serve as the Chairman of the Board of Directors of the Company until the next annual meeting of the shareholders or until his successor is duly appointed.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of the shareholders or until his successor shall be duly appointed."

The reappointment of Mr. Amir Elstein as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy or voting via the Electronic System and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

The Board of Directors, with the exception of Mr. Elstein who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote "FOR" the appointment of Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting or until his successor shall be duly appointed.

PROPOSAL NO. 3

PROPOSAL TO APPROVE THE APPOINTMENT
OF INDEPENDENT PUBLIC ACCOUNTANT

The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as the Company's independent public accountant for the year ending December 31, 2015 and for the period commencing January 1, 2016 and until the next annual shareholders' meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall determine the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of its services.

A representative of Brightman Almagor & Co. will be invited to be present at the Meeting. In addition, the fees paid to Brightman Almagor & Co. for its year 2014 audit and non-audit services shall be reported to our shareholders at the Meeting upon request.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED that the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2015 and for the period commencing January 1, 2016 and until the next annual shareholders' meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such auditor in accordance with the volume and nature of its services, is hereby approved."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy or voting via the Electronic System and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to determine such auditor's remuneration.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor & Co. as the independent public accountant of the Company for the year ending December 31, 2015 and for the period commencing January 1, 2016, and the authorization of the Audit Committee to determine such auditors' remuneration.

REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
 DECEMBER 31, 2014 AND THE CONSOLIDATED STATEMENT OF
 INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2014 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained from the Company's website at www.towerjazz.com under "Investor Relations". Copies will also be mailed to shareholders upon request sent to the Company at Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Associate General Counsel.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il.

As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  The Notice of Annual General Meeting and this Proxy Statement have been prepared in accordance with the applicable disclosure requirements in Israel.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection at our offices at Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 23105, Israel.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel August 6, 2015